Exhibit 21.1

Subsidiaries of Arbinet-thexchange, Inc.

Name	Jurisdiction
Arbinet Digital Media Corporation	Delaware
Arbinet Communications, Inc.	Delaware
Broad Street Digital, Inc.	Delaware
Bell Fax, Inc.	New Jersey
ANIP, Inc.	Nevada
Arbinet-thexchange LTD	United Kingdom
Arbinet Services, Inc.	Delaware
Arbinet-thexchange HK Limited	Hong Kong
Broad Street Digital Limited Arbinet Carrier Services, Inc. Arbinet Managed Services, Inc.	United Kingdom Delaware Delaware